Filed Pursuant to Rule 424(b)(2)
Registration Statement Nos. 333-290665 and 333-290665-01

Pricing Supplement. Dated February 5, 2026.

BofA Finance LLC $11,735,000 Leveraged iShares® MSCI Emerging Markets ex China ETF-Linked Notes due March 9, 2027 Fully and Unconditionally Guaranteed by Bank of America Corporation

The notes do not bear interest. The amount that you will be paid on your notes on the stated maturity date (March 9, 2027) is based on the performance of the iShares® MSCI Emerging Markets ex China ETF (which we refer to as the “underlier”), as measured from the trade date (February 5, 2026) to and including the determination date (March 5, 2027). If the final underlier level on the determination date is greater than the initial underlier level ($79.68, which was the closing level of the underlier on the trade date), the return on your notes will be positive, subject to the maximum settlement amount ($1,217.20 for each $1,000 face amount of your notes). If the final underlier level is less than the initial underlier level, the return on your notes will be negative and will equal the underlier return. You may lose some or all of your investment in the notes.

To determine your payment at maturity, we will calculate the underlier return, which is the percentage increase or decrease in the final underlier level from the initial underlier level. On the stated maturity date, for each $1,000 face amount of your notes, you will receive an amount in cash equal to:

●if the underlier return is positive (the final underlier level is greater than the initial underlier level), the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) 1.5 times (c) the underlier return, subject to the maximum settlement amount; or

●if the underlier return is zero or negative (the final underlier level is equal to or less than the initial underlier level), the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the underlier return. You will receive less than the face amount of your notes if the underlier return is negative.

The return on your notes is linked to the performance of the underlier, and not to that of the MSCI Emerging Markets ex China Index on which the underlier is based.

The notes will not be listed on any securities exchange. Investment in the notes involves certain risks, including the credit risk of BofA Finance LLC (“BofA Finance”), as issuer of the notes, and the credit risk of Bank of America Corporation (“BAC” or the “Guarantor”), as guarantor of the notes. Potential purchasers of the notes should consider the information in “Risk Factors” beginning on page PS-12 of this pricing supplement, page PS-3 of the accompanying product supplement, page S-7 of the accompanying prospectus supplement, and page 7 of the accompanying prospectus.

As of the trade date, the initial estimated value of the notes is $980.60 per $1,000 in face amount. See “Summary Information” beginning on page PS-3 of this pricing supplement, “Risk Factors” beginning on page PS-12 of this pricing supplement and “Structuring the Notes” on page PS-25 of this pricing supplement for additional information.  The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.

Original issue date:	February 10, 2026	Price to public:	100.00% of the face amount
Underwriting discount(1):	1.09% of the face amount	Net proceeds to the issuer:	98.91% of the face amount

(1) BofA Securities, Inc. (“BofAS”), an affiliate of BofA Finance, will participate as selling agent in the distribution of the notes. See “Supplemental Plan of Distribution — Conflicts of Interest” beginning on page PS-23 of this pricing supplement.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement or the accompanying prospectus, prospectus supplement or product supplement. Any representation to the contrary is a criminal offense. The notes and the related guarantee of the notes by the Guarantor are unsecured and are not savings accounts, deposits, or other obligations of a bank. The notes are not guaranteed by Bank of America, N.A. or any other bank, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

BofA Securities

Selling Agent

The price to public and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement, at prices to public and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the price to public you pay for such notes.

BofAS and any of our other broker-dealer affiliates may use this pricing supplement in the initial sale of the notes. In addition, BofAS and any of our other broker-dealer affiliates may use this pricing supplement in a market-making transaction in a note after its initial sale. Unless BofAS or any of our other broker-dealer affiliates informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

About Your Prospectus

The notes are unsecured senior notes issued by BofA Finance, a consolidated finance subsidiary of BAC. Payments on the notes are fully and unconditionally guaranteed by the Guarantor. This prospectus includes this pricing supplement and the accompanying documents listed below. This pricing supplement constitutes a supplement to the documents listed below and should be read in conjunction with those documents:

Product supplement EQUITY-1 dated December 8, 2025:

https://www.sec.gov/Archives/edgar/data/70858/000119312525311320/d49145d424b2.htm

Series A MTN prospectus supplement dated December 8, 2025 and prospectus dated December 8, 2025:

https://www.sec.gov/Archives/edgar/data/70858/000119312525310920/d51586d424b3.htm

The information in this pricing supplement supersedes any conflicting information in the documents listed above. In addition, some of the terms or features described in the listed documents may not apply to your notes.

SUMMARY INFORMATION

We refer to the notes we are offering by this pricing supplement as the “offered notes” or the “notes”. Each of the offered notes has the terms described below. Capitalized terms used but not defined in this pricing supplement have the meanings set forth in the accompanying product supplement, prospectus supplement and prospectus. Unless otherwise indicated or unless the context requires otherwise, all references in this pricing supplement to “we,” “us,” “our,” or similar references are to BofA Finance, and not to BAC (or any other affiliate of BofA Finance).

This section is meant as a summary and should be read in conjunction with the accompanying product supplement, prospectus supplement and prospectus. This pricing supplement supersedes any conflicting provisions of the documents listed above.

Key Terms

Issuer:	BofA Finance LLC (“BofA Finance”)
Guarantor:	Bank of America Corporation (“BAC”)
Underlier:	The iShares® MSCI Emerging Markets ex China ETF (Bloomberg symbol, “EMXC”)
Underlying Index:	With respect to the iShares® MSCI Emerging Markets ex China ETF, the MSCI Emerging Markets ex China Index
Specified Currency:	U.S. dollars (“$”)
Face Amount:

Each note will have a face amount of $1,000; $11,735,000 in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if we, at our sole option, decide to sell an additional amount of the offered notes on a date subsequent to the date of this pricing supplement.

Purchase at Amount Other Than the Face Amount:

The amount we will pay you at the stated maturity date for your notes will not be adjusted based on the price to public you pay for your notes, so if you acquire notes at a premium (or discount) to face amount and hold them to the stated maturity date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at face amount. Additionally, the Cap Level would be triggered at a lower (or higher) percentage return than indicated below, relative to your initial investment. See “Risk Factors — If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected” on page PS-14 of this pricing supplement.

Cash Settlement Amount:	For each $1,000 face amount of your notes, we will pay you on the stated maturity date an amount in cash equal to:

●if the Final Underlier Level is greater than or equal to the Cap Level, the Maximum Settlement Amount;

●if the Final Underlier Level is greater than the Initial Underlier Level but less than the Cap Level, the sum of (1) $1,000 plus (2) the product of (i) $1,000 times (ii) the Upside Participation Rate times (iii) the Underlier Return; or

●if the Final Underlier Level is equal to or less than the Initial Underlier Level, the sum of (1) $1,000 plus (2) the product of (i) $1,000 times (ii) the Underlier Return. If the Final Underlier Level is less than the Initial Underlier Level, the cash settlement amount will be less than the face amount of the notes, and you will lose some or all of the face amount.

Initial Underlier Level:	$79.68
Final Underlier Level:

The closing level of the Underlier on the Determination Date multiplied by its Price Multiplier, subject to adjustment as described under “—Events Relating to the Determination Date” below and “Description of the Notes—Anti-Dilution and Discontinuance Adjustments Relating to ETFs” in the accompanying product supplement.

Price Multiplier:

1, subject to adjustment for certain events relating to the Underlier as described in “Description of the Notes — Anti-Dilution and Discontinuance Adjustments Relating to ETFs” in the accompanying product supplement.

Upside Participation Rate:	150.00%
Cap Level:	114.48% of the Initial Underlier Level
Maximum Settlement Amount:	$1,217.20 per $1,000 face amount of the notes
Underlier Return:	The quotient of (1) the Final Underlier Level minus the Initial Underlier Level divided by (2) the Initial Underlier Level, expressed as a percentage
Trade Date:	February 5, 2026
Original Issue Date (Settlement Date):	February 10, 2026
Determination Date:	March 5, 2027
Stated Maturity Date:	March 9, 2027
Closing Level of the Underlier:

For any given Trading Day, the closing sale price or last reported sale price, regular way, for the Underlier, on a per-share or other unit basis:

●on the principal national securities exchange on which that Underlier is listed for trading on that day, or

●if the Underlier is not listed on any national securities exchange on that day, on any other U.S. national market system that is the primary market for the trading of that Underlier.

If the Underlier is not listed or traded as described above, then the closing level for the Underlier on any day will be the average, as determined by the calculation agent, of the bid prices for the Underlier obtained from as many dealers in the Underlier selected by the calculation agent as will make those bid prices available to the calculation agent.  The number of dealers need not exceed three and may include the calculation agent or any of its or the company’s affiliates.

Business Day:	As described under “Description of the Notes— Payment of Principal, Interest, and Other Amounts Payable— Business Day Convention” in the accompanying prospectus supplement
Trading Day:	As described under “Description of the Notes—Certain Terms of the Notes—Trading Days” in the accompanying product supplement
Market Disruption Events:	The following replaces in its entirety the section entitled “Description of the Notes—Market Disruption Events—ETFs” in the accompanying product supplement:

With respect to any given trading day, any of the following will be a Market Disruption Event with respect to the Underlier:

●a suspension, absence or material limitation of trading in the Underlier on its primary market for more than two consecutive hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion,

●a suspension, absence or material limitation of trading in option or futures contracts, if available, relating to the Underlier in the primary market for those contracts for more than two consecutive hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion, or

●the Underlier does not trade on what was the primary market for the Underlier, as determined by the calculation agent in its sole discretion,

and, in the case of any of these events, the calculation agent determines in its sole discretion that the event could materially interfere with the ability of us or any of our affiliates or a similarly situated party to unwind all or a material portion of a hedge that could be effected with respect to the notes. For more information about hedging by us and/or any of our affiliates, see “Supplemental Use of Proceeds” on page PS-15 of product supplement EQUITY-1.

The following events will not be Market Disruption Events with respect to the Underlier:

●a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market, and

●a decision to permanently discontinue trading in the option or futures contracts relating to the Underlier

For this purpose, an “absence of trading” in the primary securities market on which shares of the Underlier are traded, or on which option or futures contracts, if available, relating to the Underlier are traded will not include any time when that market is itself closed for trading under ordinary circumstances. In contrast, a suspension or limitation of trading in shares of the Underlier or in option or futures contracts, if available, relating to the Underlier in the primary market for the Underlier or those contracts, by reason of:

●a price change exceeding limits set by that market,

●an imbalance of orders relating to the shares of the Underlier or those contracts, or

●a disparity in bid and ask quotes relating to the shares of the Underlier or those contracts,

will constitute a suspension or material limitation of trading in shares of the Underlier or those contracts in that market.

Events Relating to the Determination Date:

If, with respect to the Underlier, (i) a Market Disruption Event occurs on the Determination Date or (ii) the Determination Date is determined by the calculation agent not to be a Trading Day by reason of an extraordinary event, occurrence, declaration, or otherwise, the closing level of the Underlier for the Determination Date will be its closing level on the first scheduled Trading Day following the Determination Date. However, if (i) a Market Disruption Event occurs on the first scheduled Trading Day following the Determination Date or (ii) the first scheduled Trading Day following the Determination Date is determined by the calculation agent not to be a Trading Day by reason of an extraordinary event, occurrence, declaration or otherwise, the closing level of the Underlier for the Determination Date will be determined (or, if not determinable, estimated) by the calculation agent in a manner which the calculation agent considers commercially reasonable under the circumstances on such first scheduled Trading Day following the Determination Date, regardless of the occurrence of a Market Disruption Event or non-Trading Day on that day.

Discontinuance of or Material Change to the Underlier:

The following replaces in its entirety the section entitled “Description of the Notes— Anti-Dilution and Discontinuance Adjustments Relating to ETFs— Discontinuance of or Material Change to an ETF” in the accompanying product supplement:

If shares or units of the Underlier are de-listed from its primary securities exchange (or any other relevant exchange), liquidated, or otherwise terminated, the calculation agent will substitute an exchange traded fund that the calculation agent determines, in its sole discretion, is comparable to the discontinued Underlier (that exchange traded fund being referred to herein as a “Successor Underlier”). In that event, the calculation agent will adjust the Price Multiplier of the Underlier, as necessary, such that the Successor Underlier closely replicates the performance of the Underlier.

If the Underlier (or a Successor Underlier) is de-listed, liquidated, or otherwise terminated and the calculation agent determines that no adequate substitute for the Underlier (or a Successor Underlier) is available, then the calculation agent will, in its sole discretion, calculate the closing level of the Underlier (or a Successor Underlier) by a computation methodology that the calculation agent determines will as closely as reasonably possible replicate the Underlier (or a Successor Underlier). If the calculation agent determines that no such computation methodology will produce a commercially reasonable result, then the calculation agent will determine the closing level of the Underlier (or the Successor Underlier) in good faith and in its sole discretion .

If a Successor Underlier is selected or the calculation agent calculates the closing level by a computation methodology that the calculation agent determines will as closely as reasonably possible replicate the Underlier (or a Successor Underlier), that Successor Underlier or substitute computation methodology, as applicable, will be substituted for the Underlier (or the Successor Underlier) for all purposes of the notes.

If at any time:

• the Underlying Index of the Underlier (or the underlying index related to a Successor Underlier) is discontinued or ceases to be published and (i) the applicable Index Publisher or another entity does not publish a successor or substitute underlying index that the calculation agent determines, in its sole discretion, to be comparable to the Underlying Index (a “successor underlying index”) or (ii) the Underlier’s investment advisor does not announce that the Underlier will track the successor underlying index; or

• the Underlier (or a Successor Underlier) in any way is modified (including, but not limited to, a material change in the investment policies, objectives or methodology of the Underlier, or a material change to the relevant Underlying Index) so that the Underlier does not, in the opinion of the calculation agent, fairly represent the price per share or unit of the Underlier (or a Successor Underlier) had those changes or modifications not been made;

then, from and after that time, the calculation agent will make those calculations and adjustments that, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a closing level of the Underlier (or a Successor Underlier) as if those changes or modifications had not been made. The calculation agent also may determine that no adjustment is required. If the calculation agent determines that no such calculation or adjustment will produce a commercially reasonable result, then the calculation agent will determine the closing level of the Underlier (or the Successor Underlier) in good faith and in its sole discretion.

The calculation agent will be solely responsible for the method of calculating the closing level of the Underlier (or any Successor Underlier) and of any related determinations and calculations, and its determinations and calculations with respect thereto will be conclusive in the absence of manifest error.

Notwithstanding these alternative arrangements, any modification or discontinuance of the Underlier or the relevant Underlying Index may adversely affect trading in the notes.

No Listing:	The notes will not be listed on any securities exchange or interdealer quotation system
No Interest:	The notes do not bear interest
No Redemption:	The notes will not be subject to any optional redemption right or price dependent redemption right
Events of Default:

If an Event of Default, as defined in the senior indenture and in the section entitled “Description of Debt Securities of BofA Finance LLC — Events of Default and Rights of Acceleration” on page 51 of the accompanying prospectus, with respect to the notes occurs and is continuing, the amount payable to a holder of the notes upon any acceleration permitted under the senior indenture will be equal to the amount described under the caption “—Cash Settlement Amount” above, calculated as though the date of acceleration were the maturity date of the notes and as though the determination date were the second trading day prior to the date of acceleration. In case of a default in the payment of the notes, the notes will not bear a default interest rate.

Calculation Agent:	BofAS, an affiliate of BofA Finance.
Selling Agent:	BofAS
CUSIP/ISIN:	09711K3K0 / US09711K3K06
Initial Estimated Value:

The initial estimated value of the notes as of the trade date is set forth on the cover page of this pricing supplement.

Payments on the notes, including the Maximum Settlement Amount, depend on the credit risk of BofA Finance and BAC and on the performance of the Underlier. The economic terms of the notes are based on BAC’s internal funding rate, which is the rate it would pay to borrow funds through the issuance of market-linked notes and the economic terms of certain related hedging arrangements it enters into. BAC’s internal funding rate is typically lower than the rate it would pay when it issues conventional fixed or floating rate debt securities. This difference in funding rate, as well as the hedging-related charges described below, reduced the economic terms of the notes to you and the initial estimated value of the notes. Due to these factors, the public offering price you pay to purchase the notes is greater than the initial estimated value of the notes as of the trade date.

For more information about the initial estimated value and the structuring of the notes, see “Risk Factors” beginning on page PS-12 and “Structuring the Notes” on page PS-25.

Supplemental Terms of the Notes

For purposes of the notes offered by this pricing supplement, all references to each of the following terms used in the accompanying product supplement will be deemed to refer to the corresponding term used in this pricing supplement, as set forth in the table below:

Product Supplement Term	Pricing Supplement Term
pricing date	trade date
maturity date	stated maturity date
calculation day	Determination Date
principal amount	face amount
Underlying	Underlier
ETF	Underlier
Closing Market Price	closing level

HYPOTHETICAL EXAMPLES

The following table and chart are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and merely are intended to illustrate the impact that the various hypothetical levels of the Underlier on the Determination Date could have on the Cash Settlement Amount at maturity assuming all other variables remain constant.

The examples below are based on a range of Final Underlier Levels that are entirely hypothetical; the level of the Underlier on any day throughout the life of the notes, including the Final Underlier Level on the Determination Date, cannot be predicted. The Underlier has been highly volatile in the past — meaning that the level of the Underlier has changed considerably in relatively short periods — and its performance cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the face amount and held to the stated maturity date. If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below, such as interest rates, the volatility of the Underlier, the creditworthiness of BofA Finance, as issuer, and the creditworthiness of BAC, as guarantor. In addition, the initial estimated value of your notes at the time the terms of your notes were set on the trade date (as determined by reference to pricing models used by us and our affiliates) is less than the original price to public of your notes. For more information on the estimated value of your notes, see “Risk Factors — The Public Offering Price for the Notes Exceeds Their Initial Estimated Value” on page PS-13 of this pricing supplement. The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions

Face Amount	$1,000
Upside Participation Rate	150.00%
Cap Level	114.48% of the Initial Underlier Level
Maximum Settlement Amount	$1,217.20 per note

Neither a Market Disruption Event nor a non-trading day occurs on the originally scheduled Determination Date, and the Underlier is not discontinued on or prior to such date

No change in or affecting the Underlier, any of the Underlier Assets or the policies of the Underlier’s investment adviser or the method by which the sponsor of the Underlying Index calculates the Underlying Index

Notes purchased on original issue date at the face amount and held to the stated maturity date

For these reasons, the actual performance of the Underlier over the life of your notes, as well as the amount payable at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical levels of the Underlier shown elsewhere in this pricing supplement. For information about the historical levels of the Underlier during recent periods, see “The Underlier — Historical Closing Levels of the Underlier” below. Before investing in the offered notes, you should consult publicly available information to determine the levels of the Underlier between the date of this pricing supplement and the date of your purchase of the offered notes.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the Underlier Assets.

The levels in the left column of the table below represent hypothetical Final Underlier Levels and are expressed as percentages of the Initial Underlier Level. The amounts in the right column represent the hypothetical Cash Settlement Amounts, based on the corresponding hypothetical Final Underlier Level, and are expressed as percentages of the face amount of a note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical Cash Settlement Amount of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 100.000% of the face amount of a note, based on the corresponding hypothetical Final Underlier Level and the assumptions noted above.

Hypothetical Final Underlier Level (as Percentage of Initial Underlier Level) Hypothetical Cash Settlement Amount (as Percentage of Face Amount)
150.000% 121.720%
140.000% 121.720%
130.000% 121.720%
120.000% 121.720%
114.480% 121.720%
110.000% 115.000% 105.000% 107.500%
104.000% 106.000%
102.000% 103.000%
100.000% 100.000%
95.000% 95.000% 90.000% 90.000%
85.000% 85.000%
80.000% 80.000%
75.000% 75.000%
50.000% 50.000%
25.000% 25.000%
0.000% 0.000%

If, for example, the Final Underlier Level were determined to be 25.000% of the Initial Underlier Level, the Cash Settlement Amount that we would deliver on your notes at maturity would be 25.000% of the face amount of your notes (which would be equal to a Cash Settlement Amount of $250.00), as shown in the table above. As a result, if you purchased your notes on the original issue date at the face amount and held them to the stated maturity date, you would lose 75.000% of your investment (if you purchased your notes at a premium to face amount you would lose a correspondingly higher percentage of your investment). If the Final Underlier Level were determined to be 0.000% of the Initial Underlier Level, you would lose your entire investment in the notes. In addition, if the Final Underlier Level were determined to be 140.000% of the Initial Underlier Level, the Cash Settlement Amount that we would deliver on your notes at maturity would be capped at the Maximum Settlement Amount of $1,217.20, or 121.720% of each $1,000 face amount of your notes, as shown in the table above. As a result, if you held your notes to the stated maturity date, you would not benefit from any increase in the Final Underlier Level of greater than 114.480% of the Initial Underlier Level.

The following chart shows a graphical illustration of the hypothetical Cash Settlement Amounts that we would pay on your notes on the stated maturity date, if the Final Underlier Level were any of the hypothetical levels shown on the horizontal axis. The hypothetical Cash Settlement Amounts in the chart are expressed as percentages of the face amount of your notes and the hypothetical Final Underlier Levels are expressed as percentages of the Initial Underlier Level. The chart shows that any hypothetical Final Underlier Level of less than the Initial Underlier Level (the section left of the 100.000% marker on the horizontal axis) would result in a hypothetical Cash Settlement Amount of less than 100.000% of the face amount of your notes (the section below the 100.000% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the notes. The chart also shows that any hypothetical Final Underlier Level of greater than or equal to 114.480% of the Initial Underlier Level (the section right of the 114.480% marker on the horizontal axis) would result in a capped return on your investment.

200%
150%
100%
50%
0%
Hypothetical Cash Settlement Amount as % of Face Amount
121.720%
100.000%
114.480%
100.000%
0%
50%
100%
150%
200%
Hypothetical Final Underlier Level as % of Initial Underlier Level

––– Note Performance	– – – Underlying Performance

The Cash Settlement Amounts shown above are entirely hypothetical; they are based on market prices for the Underlier that may not be achieved on the Determination Date and on assumptions that may prove to be erroneous. The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical Cash Settlement Amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. The hypothetical Cash Settlement Amounts on notes held to the stated maturity date in the examples above assume you purchased your notes at their face amount and have not been adjusted to reflect the actual price to public you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the face amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Risk Factors — If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected” below.

Payments on the notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the notes are economically equivalent to a combination of an interest-bearing bond bought by the holder and one or more options entered into between the holder and us (with one or more implicit option premiums paid over time). The discussion in this paragraph does not modify or affect the terms of the notes or the U.S. federal income tax treatment of the notes, as described elsewhere in this pricing supplement.

We cannot predict the actual Final Underlier Level or what the market value of your notes will be on any particular trading day, nor can we predict the relationship between the level of the Underlier and the market value of your notes at any time prior to the stated maturity date. The actual amount that you will receive, if any, at maturity and the rate of return on the offered notes will depend on the Final Underlier Level determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your notes, if any, on the stated maturity date may be very different from the information reflected in the table and chart above.

RISK FACTORS

An investment in your notes is subject to the risks described below, as well as the risks and considerations described in the accompanying prospectus, prospectus supplement and product supplement. You should carefully review these risks and considerations as well as the terms of the notes described herein and in the accompanying prospectus, prospectus supplement and product supplement. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the Underlier or the Underlier Assets, i.e., the securities or other assets comprising the Underlier to which your notes are linked. You should carefully consider whether the offered notes are suited to your particular circumstances.

Structure-related Risks

You May Lose Your Entire Investment in the Notes

You can lose your entire investment in the notes. The cash payment on your notes, if any, on the stated maturity date will be based on the performance of the Underlier as measured from the Initial Underlier Level to the closing level on the Determination Date. If the Final Underlier Level is less than the Initial Underlier Level, you will have a loss for each $1,000 of the face amount of your notes equal to the product of (i) $1,000 times (ii) the Underlier Return. Thus, you may lose your entire investment in the notes, which would include any premium to face amount you paid when you purchased the notes.

Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

The Return on Your Notes Will Be Limited to the Maximum Settlement Amount

Your ability to participate in any appreciation in the level of the Underlier over the life of your notes will be limited because of the Cap Level. The Maximum Settlement Amount will limit the Cash Settlement Amount you may receive for each of your notes at maturity, no matter how much the level of the Underlier increases beyond the Cap Level over the life of your notes. Accordingly, the amount payable for each of your notes may be significantly less than it would have been had you invested directly in the Underlier or any Underlier Assets.

Any Payment on the Notes Is Subject to Our Credit Risk and the Credit Risk of the Guarantor, and Actual or Perceived Changes in Our or the Guarantor’s Creditworthiness Are Expected to Affect the Value of, or Any Amounts Payable on, the Notes

The notes are our unsecured senior debt securities. Any payment on the notes will be fully and unconditionally guaranteed by the Guarantor. The notes are not guaranteed by any entity other than the Guarantor. As a result, your receipt of the Cash Settlement Amount at maturity will be dependent upon our ability and the ability of the Guarantor to repay our obligations under the notes on the stated maturity date, regardless of the level of the Underlier. No assurance can be given as to what our financial condition or the financial condition of the Guarantor will be on the stated maturity date. If we and the Guarantor become unable to meet our respective financial obligations as they become due, you may not receive the amounts payable under the terms of the notes.

In addition, our credit ratings and the credit ratings of the Guarantor are assessments by ratings agencies of our respective abilities to pay our obligations. Consequently, our or the Guarantor’s perceived creditworthiness and actual or anticipated decreases in our or the Guarantor’s credit ratings or increases in the spread between the yield on our respective securities and the yield on U.S. Treasury securities (the “credit spread”) prior to the stated maturity date may adversely affect the market value of the notes. However, because your return on the notes depends upon factors in addition to our ability and the ability of the Guarantor to pay our respective obligations, such as the level of the Underlier, an improvement in our or the Guarantor’s credit ratings will not reduce the other investment risks related to the notes.

We Are a Finance Subsidiary and, as Such, Have No Independent Assets, Operations or Revenues

We are a finance subsidiary of the Guarantor, have no operations other than those related to the issuance, administration and payment of our obligations under our debt securities that are guaranteed by the Guarantor, and are dependent upon the Guarantor and/or its other subsidiaries to meet our obligations under the notes in the ordinary course. However, we will have no assets available for distributions to holders of the notes if they make claims in respect of such notes in a bankruptcy, resolution or similar proceeding. Accordingly, any recoveries by such holders in respect of such claims in any such proceeding will be limited to those available under the Guarantor’s guarantee of such notes, and any obligations under that guarantee will rank equally in right of payment with all other unsecured and unsubordinated obligations of the Guarantor except obligations that are subject to any priorities or preferences by law, and senior in right of payment to the Guarantor’s subordinated obligations. Therefore, our ability to make payments on the notes may be limited.

The Amount Payable on Your Notes Is Not Linked to the Level of the Underlier at Any Time Other Than the Determination Date

The Final Underlier Level will be the closing level of the Underlier on the Determination Date (subject to adjustment as described elsewhere in this pricing supplement). Therefore, if the closing level of the Underlier decreased significantly on the Determination Date, the Cash Settlement Amount for your notes may be significantly less than it would have been had the Cash Settlement Amount been linked to the closing level of the Underlier prior to such decrease in the level of the Underlier. Although the actual level of the Underlier on the stated maturity date or at other times during the life of your notes may be higher than the Final Underlier Level, you will not benefit from the closing level of the Underlier at any time other than on the Determination Date.

Your Notes Will Not Bear Interest

You will not receive any interest payments on your notes. As a result, even if the Cash Settlement Amount payable for your notes on the stated maturity date exceeds the face amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

Valuation- and Market-related Risks

The Public Offering Price for the Notes Exceeds Their Initial Estimated Value

The initial estimated value of the notes that is provided in this pricing supplement is an estimate only, determined as of the trade date by reference to our and our affiliates’ pricing models. These pricing models consider certain assumptions and variables, including our credit spreads and those of the Guarantor, changes in the Guarantor’s internal funding rate, mid-market terms on hedging transactions, expectations on interest rates, dividends and volatility, price-sensitivity analysis, and the expected term of the notes. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect.

The initial estimated value does not represent a minimum or maximum price at which we, the Guarantor, BofAS or any other entities would be willing to purchase your notes in any secondary market (if any exists) at any time. The value of your notes at any time after the date of this pricing supplement will vary based on many factors that cannot be predicted with accuracy, including the performance of the Underlier, our and the Guarantor’s creditworthiness and changes in market conditions.

If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for them and lower than their initial estimated value. This is due to, among other things, changes in the level of the Underlier, the Guarantor’s internal funding rate, and the inclusion in the public offering price of the hedging-related charges, all as further described in “Structuring the Notes” below. These factors, together with various credit, market and economic factors over the term of the notes, are expected to reduce the price at which you may be able to sell the notes in any secondary market and will affect the value of the notes in complex and unpredictable ways.

The Price of the Notes That May Be Paid by BofAS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period After the Trade Date

As agreed by BofAS and the distribution participants, for approximately a three-month period after the trade date, BofAS expects to offer to buy the notes in the secondary market at a price that will exceed the estimated value of the notes at that time. The amount of this excess, which represents a portion of the hedging-related charges expected to be realized by BofAS and the distribution participants over the term of the notes, will decline to zero on a straight line basis over that three-month period. Accordingly, the estimated value of your notes during this initial three-month period may be lower than the value shown on your customer account statements. Thereafter, if BofAS buys or sells your notes, it will do so at prices that reflect the estimated value determined by reference to its pricing models at that time. Any price at any time after the trade date will be based on then-prevailing market conditions and other considerations, including the performance of the Underlier and the remaining term of the notes. However, none of us, the Guarantor, BofAS or any other party is obligated to purchase your notes at any price or at any time, and we cannot assure you that any party will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

We Cannot Assure You that a Trading Market for Your Notes Will Ever Develop or Be Maintained

We will not list the notes on any securities exchange. We cannot predict how the notes will trade in any secondary market or whether that market will be liquid or illiquid.

The development of a trading market for the notes will depend on the Guarantor’s financial performance and other factors, including changes in the level of the Underlier. The number of potential buyers of your notes in any secondary market may be limited. We anticipate that BofAS will act as a market-maker for the notes, but none of us, the Guarantor or BofAS is required to do so. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market. BofAS may discontinue its market-making activities as to the notes at any time. To the extent that BofAS engages in any market-making activities, it may bid for or offer the notes. Any price at which BofAS may bid for, offer, purchase, or sell any notes may differ from the values determined by pricing models that it may use, whether as a result of dealer discounts, mark-ups, or other transaction costs. These bids, offers, or completed transactions may affect the prices, if any, at which the notes might otherwise trade in the market.

In addition, if at any time BofAS were to cease acting as a market-maker as to the notes, it is likely that there would be significantly less liquidity in the secondary market. In such a case, the price at which the notes could be sold likely would be lower than if an active market existed.

We May Sell Additional Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this pricing supplement. The price to public of the notes in the subsequent sale may differ substantially (higher or lower) from the original price to public you paid as provided on the cover of this pricing supplement.

If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected

The Cash Settlement Amount will not be adjusted based on the price to public you pay for the notes. If you purchase notes at a price that differs from the face amount of the notes, then the return on your investment in such notes held to the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at face amount. If you purchase your notes at a premium to face amount and hold them to the stated maturity date, the return on your investment in the notes will be lower than it would have been had you purchased the notes at face amount or a discount to face amount. In addition, the impact of the Cap Level on the return on your investment will depend upon the price you pay for your notes relative to face amount. For example, if you purchase your notes at a premium to face amount, the Cap Level will only permit a lower positive return in your investment in the notes than would have been the case for notes purchased at face amount or a discount to face amount.

If the Level of the Underlier Changes, the Market Value of Your Notes May Not Change in the Same Manner

Your notes may trade quite differently from the performance of the Underlier. Changes in the levels of the Underlier may not result in a comparable change in the market value of your notes. We discuss some of the reasons for this disparity under “ — The Market Value of the Notes Will Be Affected by Various Factors That Interrelate in Complex Ways, and Their Market Value May Be Less Than the Face Amount” below.

Trading and Hedging Activities by Us, the Guarantor and Any of Our Other Affiliates, including BofAS, May Affect Your Return on the Notes and Their Market Value

We, the Guarantor and our other affiliates, including BofAS, and any other distributors of the notes may buy or sell shares of the Underlier or the Underlier Assets, or futures or options contracts on the Underlier or the Underlier Assets, or other listed or over-the-counter derivative instruments linked to the Underlier or the Underlier Assets. We, the Guarantor and any of our other affiliates, including BofAS, and any other distributors of the notes may execute such purchases or sales for our own or their own accounts, for business reasons, or in connection with hedging our obligations under the notes. These transactions could adversely affect the value of these securities and, in turn, the value of the Underlier in a manner that could be adverse to your investment in the notes. On or before the applicable trade date, any purchases or sales by us, the Guarantor or other entities (including for the purpose of hedging some or all of our anticipated exposure in connection with the notes) may affect the level of the Underlier or the Underlier Assets. Consequently, the level of the Underlier or the prices of the Underlier Assets may change subsequent to the trade date of an issue of the notes, which may adversely affect the market value of the notes.

We, the Guarantor or one or more of our other affiliates, including BofAS, and any other distributors of the notes may also engage in hedging activities that could affect the level of the Underlier on the trade date. In addition, these hedging activities, including the unwinding of a hedge, may decrease the market value of your notes prior to maturity, and may affect the amounts to be paid on the notes. We, the Guarantor or one or more of our other affiliates, including BofAS, and any other distributors of the notes may purchase or otherwise acquire a long or short position in the notes and may hold or resell the notes. For example, BofAS may enter into these transactions in connection with any market making activities in which they engage. We cannot assure you that these activities will not adversely affect the level of the Underlier, the market value of your notes prior to maturity or the amounts payable on the notes.

The Market Value of the Notes Will Be Affected by Various Factors That Interrelate in Complex Ways, and Their Market Value May Be Less Than the Face Amount

If you wish to liquidate your investment in the notes prior to maturity, your only option would be to sell them in the secondary market. At that time, there may be an illiquid market for your notes or no market at all. Even if you were able to sell your notes, there are many factors outside of our control that may affect their market value, such as the level and the volatility of the Underlier, economic and other conditions generally, interest rates, dividend yields on the securities represented by the Underlier, exchange rate movements and volatility, our and the Guarantor’s financial condition and creditworthiness, and time to maturity. The impact of any one factor may be offset or magnified by the effect of another factor. These factors may interact with each other in complex and unpredictable ways. See “Risk Factors—Valuation- and Market-related Risks—The Notes are not designed to be short-term trading instruments, and if you attempt to sell the notes prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than the principal amount” beginning on page PS-5 of product supplement EQUITY-1.

Conflict-related Risks

Trading and Hedging Activities by Us, the Guarantor and Any of Our Other Affiliates, Including BofAS, May Create Conflicts of Interest With You and May Adversely Affect Your Return on the Notes and Their Market Value.

We, the Guarantor or one or more of our other affiliates, including BofAS, and any other distributors of the notes may engage in trading activities related to the Underlier and to the Underlier Assets that are not for your account or on your behalf. We, the Guarantor or one or more of our other affiliates, including BofAS, and any other distributors of the notes also may issue or underwrite other financial instruments with returns based upon the Underlier. These trading and other business activities may present a conflict of interest between your interest in the notes and the interests we, the Guarantor and our other affiliates, including BofAS, and any other distributors of the notes may have in our or their proprietary accounts, in facilitating transactions, including block trades, for our or their other customers, and in accounts under our or their management. These trading and other business activities, if they influence the level of the Underlier or secondary trading in your notes, could be adverse to your interests as a beneficial owner of the notes.

We, the Guarantor or one or more of our other affiliates, including BofAS, expect to enter into arrangements or adjust or close out existing transactions to hedge our obligations under the notes. We, the Guarantor or our other affiliates, including BofAS, and any other distributors of the notes also may enter into hedging transactions relating to other notes or instruments that we or they issue, some of which may have returns calculated in a manner related to the notes. We may enter into such hedging arrangements with one of our affiliates. Our affiliates or such other distributors may enter into additional hedging transactions with other parties relating to the notes and the Underlier. This hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but could also result in a loss. We and these other entities will price these hedging transactions with the intent to realize a profit, regardless of whether the value of the notes increases or decreases. Any profit in connection with such hedging activities will be in addition to any other compensation that we or other parties receive for the sale of the notes, which creates an additional incentive to sell the notes to you.

There May Be Potential Conflicts of Interest Involving the Calculation Agent, Which Is an Affiliate of Ours. We Have the Right to Appoint and Remove the Calculation Agent

BofAS will be the calculation agent for the notes and, as such, will make a variety of determinations relating to the notes, including the amounts that will be paid on the notes. Under some circumstances, these duties could result in a conflict of interest between its status as our affiliate and its responsibilities as calculation agent. These conflicts could occur, for instance, in connection with the calculation agent’s determination as to whether a Market Disruption Event has occurred. The calculation agent will be required to carry out its duties in good faith and use its reasonable judgment. However, because we expect that the Guarantor will control the calculation agent, potential conflicts of interest could arise.

Underlying-related Risks

The Probability that the Final Underlier Level Will Be Less Than the Initial Underlier Level Will Depend in Part on the Volatility of the Underlier

“Volatility” refers to the frequency and magnitude of changes in the level of the Underlier. The greater the expected volatility with respect to the Underlier on the trade date, the higher the expectation as of the trade date that the Final Underlier Level could be less than the Initial Underlier Level, indicating a higher expected risk of loss on the notes. The terms of the notes are set, in part, based on expectations about the volatility of the Underlier as of the trade date. The volatility of the Underlier can change significantly over the term of the notes. The level of the Underlier could fall sharply, which could result in a significant loss of principal. You should be willing to accept the downside market risk of the Underlier and the potential to lose a significant amount of your principal at maturity.

Your Notes Are Subject to Risks Associated with Foreign Securities Markets

The Underlier holds certain foreign equity securities. You should be aware that investments in securities linked to the value of foreign equity securities involve particular risks. The foreign securities markets comprising the Underlier may have less liquidity and may be more volatile than U.S. or other securities markets and market developments may affect foreign markets differently from U.S. or other securities markets. Direct or indirect government intervention to stabilize these foreign securities markets, as well as cross-shareholdings in foreign companies, may affect trading prices and volumes in these markets. Also, there is generally less publicly available information about foreign companies than about those U.S. companies that are subject to the reporting requirements of the SEC, and foreign companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

Prices of securities in foreign countries are subject to political, economic, financial and social factors that apply in those geographical regions. These factors, which could negatively affect those securities markets, include the possibility of recent or future changes in a foreign government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies, the possibility of outbreaks of hostility and political instability and the possibility of natural disaster or adverse public health developments in the region. Moreover, foreign economies may differ favorably or unfavorably from the U.S. economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

There Are Risks Associated with Emerging Markets

An investment in the Notes will involve risks not generally associated with investments which have no emerging market component. In particular, many emerging nations are undergoing rapid change, involving the restructuring of economic, political, financial and legal systems. Regulatory and tax environments may be subject to change without review or appeal. Many emerging markets suffer from underdevelopment of capital markets and tax regulation. The risk of expropriation and nationalization remains a threat. Guarding against such risks is made more difficult by low levels of corporate disclosure and unreliability of economic and financial data.

Governmental Regulatory Actions Could Result in Material Changes to the Composition of the Underlier and Could Negatively Affect Your Return on the Notes

Governmental regulatory actions, including but not limited to sanctions-related actions by the U.S. or foreign governments, could make it necessary or advisable for there to be material changes to the composition of the Underlier, depending on the nature of such governmental regulatory actions and the constituent stocks that are affected. If any governmental regulatory action results in the removal of constituent stocks that have (or historically have had) significant weights within the Underlier, such removal, or even any uncertainty relating to a possible removal, could have a material and negative effect on the price of the Underlier and, therefore, your return on the Notes.

The Anti-Dilution Adjustments Will Be Limited

The calculation agent may adjust the Price Multiplier of the Underlier and other terms of the Notes to reflect certain actions by the Underlier, as described in the section “Description of the Notes—Anti-Dilution and Discontinuance Adjustments Relating to ETFs” in the accompanying product supplement. The calculation agent will not be required to make an adjustment for every event that may affect the Underlier and will have broad discretion to determine whether and to what extent an adjustment is required.

The Notes Are Subject to Foreign Currency Exchange Rate Risk

The Underlier holds securities traded outside of the United States. The Underlier’s share price will fluctuate based on its net asset value, which will in turn depend in part upon changes in the value of the currencies in which the securities held by the Underlier are traded. Accordingly, investors in the Notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the securities held by the Underlier are traded. An investor’s net exposure will depend on the extent to which these currencies strengthen or weaken against the U.S. dollar. If the U.S. dollar strengthens against these currencies, the net asset value of the Underlier will be adversely affected and the price of the Underlier may decrease.

You Have No Shareholder Rights or Rights to Receive Any Shares of the Underlier of Any Underlier Asset

Investing in your notes will not make you a holder of any shares of the Underlier or any Underlier Assets. Neither you nor any other holder or owner of your notes will have any rights with respect to the Underlier or the Underlier Assets, including voting rights, any right to receive dividends or other distributions, any rights to make a claim against the shares of the Underlier or any Underlier Assets or any other rights of a holder of the shares of the Underlier or any Underlier Assets. Your notes will be paid in cash and you will have no right to receive delivery of any shares of the Underlier or any Underlier Assets.

There Is No Assurance That an Active Trading Market Will Continue for the Underlier or That There Will Be Liquidity in Any Such Trading Market; Further, the Underlier Is Subject to Management Risks, Securities Lending Risks and Custody Risks

Although the shares of the Underlier and a number of similar products have been listed for trading on securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Underlier or that there will be liquidity in the trading market.

In addition, the Underlier is subject to management risk, which is the risk that the Underlier investment advisor’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. The Underlier is also not actively managed and may be affected by a general decline in market segments relating to its Underlying Index. The Underlier investment advisor invests in securities included in, or representative of, its Underlying Index regardless of their investment merits. The Underlier investment advisor does not attempt to take defensive positions in declining markets. In addition, the Underlier investment advisor may be permitted to engage in securities lending with respect to a portion of the Underlier's total assets, which could subject the Underlier to the risk that the borrower of such loaned securities fails to return the securities in a timely manner or at all.

In addition, the Underlier is subject to custody risk, which refers to the risks in the process of clearing and settling trades and to the holding of securities by local banks, agents and depositories.

Further, the Underlier is subject to listing standards adopted by the securities exchange on which the Underlier is listed for trading. There can be no assurance that the Underlier will continue to meet the applicable listing requirements, or that the Underlier will not be delisted.

The Underlier and Its Underlying Index Are Different and the Performance of the Underlier May Not Correlate With the Performance of Its Underlying Index

The Underlier may not hold all or substantially all of the securities included in the Underlying Index and may hold securities not included in the Underlying Index. Therefore, while the performance of the Underlier is generally linked to the performance of the Underlying Index, the performance of the Underlier is also linked in part to securities not included in the Underlying Index and to the performance of other assets, such as repurchase agreements collateralized by U.S. government obligations and in cash and cash equivalents, including shares of money market funds advised by the Underlier investment advisor or its affiliates.

Tracking error, which is the divergence of the Underlier’s performance from that of the Underlying Index, may occur because of differences between the securities held in the Underlier’s portfolio and those included in the Underlying Index, pricing differences, transaction costs incurred by the Underlier, the Underlier’s holding of uninvested cash, differences in timing of the accrual of or the valuation of distributions, the requirements to maintain pass-through tax treatment, portfolio transactions carried out to minimize the distribution of capital gains to shareholders, acceptance of custom baskets, changes to the Underlying Index or the costs to the Underlier of complying with various new or existing regulatory requirements. This risk may be heightened during times of increased market volatility or other unusual market conditions. Tracking error also may result because the Underlier incurs fees and expenses, while the Underlying Index does not.

For all of the foregoing reasons, the performance of the Underlier may not correlate with the performance of its Underlying Index. Consequently, the return on the notes will not be the same as investing directly in its Underlying Index or in the securities held by the Underlier or in the securities comprising the Underlying Index, and will not be the same as investing in a debt security with a payment at maturity linked to the performance of its Underlying Index.

The Underlier May Change in Unexpected Ways

The Underlying Index to which the Underlier is linked tends to have very limited public disclosure about the Underlying Index. The index publisher of this index retains discretion to make changes to the Underlying Index at any time. The lack of detailed information about the Underlying Index and how its constituents may change in the future creates the risk that the Underlying Index could change in the future to perform much differently from the way it would perform if such changes were not made. If the Underlying Index is changed in unexpected ways, the Underlier would similarly change to better reflect the Underlying Index. The performance of the Underlier could be adversely affected in that case, which could adversely affect your investment in the notes.

The Investment Advisor of the Underlier or the Index Publisher of its Underlying Index May Adjust the Underlier or its Underlying Index, As Applicable, in a Way that Affects Their Levels, and the Investment Advisor of the Underlier and the Index Publisher of its Underlying Index Have No Obligation to Consider Your Interests

The investment advisor of the Underlier or the index publisher of its Underlying Index can add, delete, or substitute the components included in the Underlier or its Underlying Index or make other methodological changes that could change their levels.  A new security included in the Underlier or its Underlying Index may perform significantly better or worse than the replaced security, and the performance will impact the level of the Underlier.  Additionally, the investment advisor of the Underlier or the index publisher of its Underlying Index may alter, discontinue, or suspend calculation or dissemination of the Underlier or the Underlying Index, as applicable.  Any of these actions could adversely affect the value of your notes.  The investment advisor of the Underlier and the index publisher of its Underlying Index will have no obligation to consider your interests in calculating or revising the Underlier or its Underlying Index.

Tax-related Risks

The U.S. Federal Income Tax Consequences of an Investment in the Notes Are Uncertain, and May Be Adverse to a Holder of the Notes

No statutory, judicial, or administrative authority directly addresses the characterization of the notes or securities similar to the notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the notes are not certain. Under the terms of the notes, you will have agreed with us to treat the notes as single financial contracts, as described below under “U.S. Federal Income Tax Summary—General.” If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization for the notes, the timing and character of gain or loss with respect to the notes may differ. No ruling will be requested from the IRS with respect to the notes and no assurance can be given that the IRS will agree with the statements made in the section entitled “U.S. Federal Income Tax Summary.” You are urged to consult with your own tax advisor regarding all aspects of the U.S. federal income tax consequences of investing in the notes.

THE UNDERLIER

All disclosures contained in this pricing supplement regarding the Underlier, including, without limitation, its make-up, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, the investment advisor of the Underlier (the “Investment Advisor”). The Investment Advisor, which licenses the copyright and all other rights to the Underlier, has no obligation to continue to publish, and may discontinue publication of, the Underlier. The consequences of any Investment Advisor discontinuing publication of the applicable Underlier are discussed in “Description of the Notes - Anti-Dilution and Discontinuance Adjustments Relating to ETFs - Discontinuance of or Material Change to an ETF” in the accompanying product supplement. None of us, the Guarantor, the calculation agent, or BofAS accepts any responsibility for the calculation, maintenance or publication of the Underlier or any successor underlier. None of us, the Guarantor, BofAS or any of our other affiliates makes any representation to you as to the future performance of the Underlier. You should make your own investigation into the Underlier.

The iShares® MSCI Emerging Markets ex China ETF

The shares of the EMXC are issued by iShares, Inc., a registered investment company. The EMXC seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded large- and mid-capitalization emerging market equities, excluding China, as represented by the MSCI® Emerging Markets ex China Index, its underlying index. The EMXC typically earns income dividends from securities included in the EMXC. These amounts, net of expenses and taxes (if applicable), are passed along to the EMXC’s shareholders as “ordinary income.” In addition, the EMXC realizes capital gains or losses whenever it sells securities. Net long-term capital gains are distributed to shareholders as “capital gain distributions.” However, because the Notes are linked only to the share price of the EMXC, you will not be entitled to receive income, dividend, or capital gain distributions from the EMXC or any equivalent payments. The shares of the iShares® MSCI Emerging Markets ex China ETF trade on the NYSE Arca under the ticker symbol “EMXC.”

As investment adviser, BlackRock Fund Advisors ("BFA") has overall responsibility for the general management and administration of the EMXC. For its investment advisory services to the EMXC, BFA is paid a management fee of 0.25% per annum of net assets of the EMXC.

The shares of the EMXC are registered under the Securities Exchange Act of 1934, as amended. Accordingly, information filed with the SEC relating to the EMXC, including its periodic financial reports, may be found on the SEC’s website.

Investment Objective and Strategy

The EMXC seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded large- and mid-capitalization emerging market equities, excluding China, as represented by the underlying index. The EMXC’s investment objective and the underlying index may be changed at any time without shareholder approval. Notwithstanding the EMXC’s investment objective, the return on your Notes will not reflect any dividends paid on the EMXC shares, on the securities purchased by the EMXC or on the securities that comprise the underlying index.

The return on your Notes is linked to the performance of the iShares® MSCI Emerging Markets ex China ETF, and not to the performance of the underlying index on which the EMXC is based. Although the EMXC seeks results that correspond generally to the performance of the underlying index, the EMXC follows a strategy of “representative sampling,” which means the EMXC’s holdings do not identically correspond to the holdings and weightings of the underlying index, and may significantly diverge from the underlying index. Additionally, when the EMXC purchases securities not held by the underlying index, the EMXC may be exposed to additional risks, such as counterparty credit risk or liquidity risk, to which the underlying index components are not exposed. Therefore, the EMXC will not directly track the performance of the underlying index and there may be significant variation between the performance of the EMXC and the underlying index on which it is based.

Representative Sampling

BFA uses a representative sampling strategy to track the underlying index. Representative sampling is an indexing strategy that involves investing in a representative sample of securities that collectively has an investment profile similar to that of the underlying index. The securities selected are expected to have, in the aggregate, investment characteristics (based on factors such as market capitalization and industry weightings), fundamental characteristics (such as return variability and yield) and liquidity measures similar to those of the underlying index. The EMXC may or may not hold all of the securities that are included in the underlying index.

The EMXC generally invests at least 80% of its assets in the securities of the underlying index and in American

Depositary Receipts or Global Depositary Receipts representing securities of the underlying index. The EMXC may invest the remainder of its assets in certain futures, options and swap contracts, cash and cash equivalents, including shares of money market funds affiliated with BFA or its affiliates, as well as securities that are not in the underlying index but which BFA believes will help the EMXC track the underlying index. To the extent that the EMXC invests in other series of iShares funds, BFA has agreed to waive portfolio management fees in an amount equal to the portfolio management fees of such other iShares funds through December 31. 2027.

The MSCI® Emerging Markets ex China Index

The underlying index is intended to measure equity market performance in large- and mid-capitalization emerging market equities, excluding China. The underlying index consists of the following 23 emerging market country indices: Brazil, Chile, Colombia, Czech Republic, Egypt, Greece, Hungary, India, Indonesia, Korea, Kuwait, Malaysia, Mexico, Peru, Philippines, Poland, Qatar, Saudi Arabia, South Africa, Taiwan, Thailand, Turkey and United Arab Emirates.

The underlying index is an “MSCI Index.”

The Country Indices

Each country’s index included in an MSCI Index is referred to as a “Country Index.” Under the MSCI methodology, each Country Index is an “MSCI Global Standard Index.” The components of each Country Index used to be selected by the index sponsor from among the universe of securities eligible for inclusion in the relevant Country Index so as to target an 85% free float-adjusted market representation level within each of a number of industry groups, subject to adjustments to (i) provide for sufficient liquidity, (ii) reflect foreign investment restrictions (only those securities that can be held by non-residents of the country corresponding to the relevant Country Index are included) and (iii) meet certain other investibility criteria. Following a change in the index sponsor’s methodology implemented in May 2008, the 85% target is now measured at the level of the country universe of eligible securities rather than the industry group level-so each Country Index will seek to include the securities that represent 85% of the free float-adjusted market capitalization of all securities eligible for inclusion, but will still be subject to liquidity, foreign investment restrictions and other investibility adjustments. The index sponsor defines “free float” as total shares excluding shares held by strategic investors such as governments, corporations, controlling shareholders and management, and shares subject to foreign ownership restrictions.

Calculation of the Country Indices

Each Country Index is a free float-adjusted market capitalization index that is designed to measure the market performance, including price performance, of the equity securities in that country. Each Country Index is calculated in the relevant local currency as well as in U.S. dollars, with price, gross and net returns.

Each component is included in the relevant Country Index at a weight that reflects the ratio of its free float-adjusted market capitalization (i.e., free public float multiplied by price) to the free float-adjusted market capitalization of all the components in that Country Index. The index sponsor defines the free float of a security as the proportion of shares outstanding that is deemed to be available for purchase in the public equity markets by international investors.

Calculation of the MSCI Indices

The performance of a MSCI Index on any given day represents the weighted performance of all of the components included in all of the Country Indices. Each component in a MSCI Index is included at a weight that reflects the ratio of its free float-adjusted market capitalization (i.e., free public float multiplied by price) to the free float-adjusted market capitalization of all the components included in all of the Country Indices.

Maintenance of and Changes to the MSCI Indices

The index sponsor maintains the MSCI Indices with the objective of reflecting, on a timely basis, the evolution of the underlying equity markets and segments. In maintaining the indices, emphasis is also placed on continuity, continuous investibility of the constituents, replicability, index stability and low turnover in the indices.

As part of the changes to the index sponsor’s methodology which became effective in May 2008, maintenance of the indices falls into three broad categories:

•semi-annual reviews, which will occur each May and November and will involve a comprehensive reevaluation of the market, the universe of eligible securities and other factors involved in composing the indices;

•quarterly reviews, which will occur each February, May, August and November and will focus on significant changes in the market since the last semi-annual review and on including significant new eligible securities (such as IPOs, which were not eligible for earlier inclusion in the indices); and

•ongoing event-related changes, which will generally be reflected in the indices at the time of the event and will include changes resulting from mergers, acquisitions, spin-offs, bankruptcies, reorganizations and other similar corporate events.

Prices and Exchange Rates

Prices

The prices used to calculate the MSCI Indices are the official exchange closing prices or those figures accepted as such. The index sponsor reserves the right to use an alternative pricing source on any given day.

Exchange Rates

The index sponsor uses the closing spot rates published by WM / Reuters at 4:00 p.m., London time. The index sponsor uses WM / Reuters rates for all countries for which it provides indices.

In case WM/Reuters does not provide rates for specific markets on given days (for example Christmas Day and New Year’s Day), the previous business day’s rates are normally used. The index sponsor independently monitors the exchange rates on all its indices and may, under exceptional circumstances, elect to use an alternative exchange rate if the WM / Reuters rates are not available, or if the index sponsor determines that the WM / Reuters rates are not reflective of market circumstances for a given currency on a particular day. In such circumstances, an announcement would be sent to clients with the related information. If appropriate, the index sponsor may conduct a consultation with the investment community to gather feedback on the most relevant exchange rate.

Historical Closing Levels of the Underlier

The closing level of the Underlier has fluctuated in the past and may, in the future, experience significant fluctuations. In particular, the Underlier has recently experienced extreme and unusual volatility. Any historical upward or downward trend in the closing level of the Underlier during the period shown below is not an indication that such Underlier is more or less likely to increase or decrease at any time during the life of your notes.

You should not take the historical levels of the Underlier as an indication of its future performance of an underlier, including because of the recent volatility described above. We cannot give you any assurance that the future performance of the Underlier or the Underlier Assets will result in you receiving the outstanding face amount of your notes on the stated maturity date.

Neither we nor any of our affiliates make any representation to you as to the performance of the Underlier. Before investing in the offered notes, you should consult publicly available information to determine the levels of the Underlier between the date of this pricing supplement and the date of your purchase of the offered notes and, given the recent volatility described above, you should pay particular attention to recent levels of the Underlier. The actual performance of the Underlier over the life of the offered notes, as well as the Cash Settlement Amount, may bear little relation to the historical closing levels shown below.

The graph below shows the daily historical closing levels of the Underlier from January 2, 2021 through February 5, 2026. As a result, the following graph does not reflect the global financial crisis which began in 2008, which had a materially negative impact on the price of most equity securities and, as a result, the level of most equity ETFs. We obtained the closing levels in the graph below from Bloomberg Financial Services, without independent verification.

Historical Performance of the iShares® MSCI Emerging Markets ex China ETF

SUPPLEMENTAL PLAN OF DISTRIBUTION—CONFLICTS OF INTEREST

BofA Finance has agreed to sell to BofAS, and BofAS has agreed to purchase from BofA Finance, the aggregate face amount of the offered notes specified on the front cover of this pricing supplement. BofAS will offer the notes to the public at the price to public set forth on the cover page of this pricing supplement, and to certain unaffiliated securities dealers at such price less a concession not in excess of 1.09% of the face amount.

BofAS or one of its affiliates will also pay a fee to iCapital Markets LLC, a broker-dealer in which an affiliate of Goldman Sachs & Co. LLC, who is acting as a dealer in connection with the distribution of the notes, holds an indirect minority equity interest, for services it is providing in connection with this offering.

We will deliver the notes against payment therefor in New York, New York on February 10, 2026, which is the third scheduled business day following the trade date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to one business day before delivery will be required to specify alternative settlement arrangements to prevent a failed settlement.

BofAS, a broker-dealer affiliate of ours, is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and will participate as selling agent in the distribution of the notes. Accordingly, the offering of the notes will conform to the requirements of FINRA Rule 5121. BofAS may not make sales in this offering to any of its discretionary accounts without the prior written approval of the account holder.

BofAS and any of our other broker-dealer affiliates, may use this pricing supplement, and the accompanying product supplement, prospectus supplement and prospectus for offers and sales in secondary market transactions and market-making transactions in the notes. However, they are not obligated to engage in such secondary market transactions and/or market-making transactions. The selling agent may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market conditions at the time of the sale.

As agreed by BofAS and the distribution participants, for approximately a three-month period after the trade date, BofAS expects to offer to buy the notes in the secondary market at a price that will exceed the estimated value of the notes at that time; the amount of this excess will decline on a straight line basis over that period. Thereafter, if BofAS buys or sells your notes, it will do so at prices that reflect the estimated value determined by reference to its pricing models at that time. Any price at any time after the trade date will be based on then-prevailing market conditions and other considerations, including the performance of the Underlier and the remaining term of the notes. However, none of us, the Guarantor, BofAS or any other party is obligated to purchase your notes at any price or at any time, and we cannot assure you that any party will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

Any price that BofAS may pay to repurchase the notes will depend upon then prevailing market conditions, the creditworthiness of us and the Guarantor, and transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.

European Economic Area and United Kingdom

None of this pricing supplement, the accompanying product supplement, the accompanying prospectus or the accompanying prospectus supplement is a prospectus for the purposes of the Prospectus Regulation (as defined below). This pricing supplement, the accompanying product supplement, the accompanying prospectus and the accompanying prospectus supplement have been prepared on the basis that any offer of notes in any Member State of the European Economic Area (the “EEA”) or in the United Kingdom (each, a “Relevant State”) will only be made to a legal entity which is a qualified investor under the Prospectus Regulation (“Qualified Investors”). Accordingly any person making or intending to make an offer in that Relevant State of notes which are the subject of the offering contemplated in this pricing supplement, the accompanying product supplement, the accompanying prospectus and the accompanying prospectus supplement may only do so with respect to Qualified Investors. Neither BofA Finance nor BAC has authorized, nor does it authorize, the making of any offer of notes other than to Qualified Investors. The expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

PROHIBITION OF SALES TO EEA RETAIL INVESTORS – The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA. For these purposes: (a) a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (the Insurance Distribution Directive) where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Regulation; and (b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes. Consequently no key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

PROHIBITION OF SALES TO UNITED KINGDOM RETAIL INVESTORS – The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom. For these purposes: (a) a retail investor means a person who is neither: (i) a professional client as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law in the United Kingdom; nor (ii) a qualified investor as defined in paragraph 15 of Schedule 1 to the Public Offers and Admissions to Trading Regulations 2024 (as may be amended from time to time); and (b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes. Consequently no key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the United Kingdom has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the United Kingdom may be unlawful under the PRIIPs Regulation.

United Kingdom

The communication of this pricing supplement, the accompanying product supplement, the accompanying prospectus supplement, the accompanying prospectus and any other document or materials relating to the issue of the notes offered hereby is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the United Kingdom’s Financial Services and Markets Act 2000, as amended (the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom who have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)), or who fall within Article 49(2)(a) to (d) of the Financial Promotion Order, or who are any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as “relevant persons”). In the United Kingdom, the notes offered hereby are only available to, and any investment or investment activity to which this pricing supplement, the accompanying product supplement, the accompanying prospectus supplement and the accompanying prospectus relates will be engaged in only with, relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this pricing supplement, the accompanying product supplement, the accompanying prospectus supplement or the accompanying prospectus or any of their contents.

Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of the notes may only be communicated or caused to be communicated in circumstances in which Section 21(1) of the FSMA does not apply to BofA Finance, as issuer, or BAC, as guarantor.

All applicable provisions of the FSMA must be complied with in respect to anything done by any person in relation to the notes in, from or otherwise involving the United Kingdom.

STRUCTURING THE NOTES

The notes are our debt securities, the return on which is linked to the performance of the Underlier. The related guarantees are BAC’s obligations. As is the case for all of our and BAC’s respective debt securities, including our market-linked notes, the economic terms of the notes reflect our and BAC’s actual or perceived creditworthiness at the time of pricing. In addition, because market-linked notes result in increased operational, funding and liability management costs to us and BAC, BAC typically borrows the funds under these types of notes at a rate, which we refer to in this pricing supplement as BAC’s internal funding rate, that is more favorable to BAC than the rate that it might pay for a conventional fixed or floating rate debt security. This generally relatively lower internal funding rate, which is reflected in the economic terms of the notes, along with the fees and charges associated with market-linked notes, resulted in the initial estimated value of the notes on the trade date being less than their public offering price.

In order to meet our payment obligations on the notes, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with BofAS or one of our other affiliates. The terms of these hedging arrangements are determined based upon terms provided by BofAS and its affiliates, and take into account a number of factors, including our and BAC’s creditworthiness, interest rate movements, the volatility of the Underlier, the tenor of the notes and the hedging arrangements. The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements.

BofAS has advised us that the hedging arrangements will include hedging-related charges, reflecting the costs associated with, and our affiliates’ profit earned from, these hedging arrangements. Since hedging entails risk and may be influenced by unpredictable market forces, actual profits or losses from these hedging transactions may be more or less than any expected amounts.

For further information, see “Risk Factors” beginning on page PS-12 above and “Supplemental Use of Proceeds” on page PS-15 of product supplement EQUITY-1.

VALIDITY OF THE NOTES

In the opinion of Sidley Austin LLP, as counsel to BofA Finance and BAC, when the trustee has made the appropriate entries or notations on Schedule 1 to the master global note that represents the Notes (the “Master Note”) identifying the Notes offered hereby as supplemental obligations thereunder in accordance with the instructions of BofA Finance, and the Notes have been delivered against payment as contemplated herein, such Notes will be valid and binding obligations of BofA Finance, and the related guarantee will be a valid and binding obligation of BAC, in each case, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the Delaware Limited Liability Company Act, the Delaware General Corporation Law and the laws of the State of New York as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and due authentication of the Master Note and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated October 1, 2025 which has been filed as Exhibit 5.3 to the Company’s Registration Statement on Form S-3 filed with the Securities and Exchange Commission on October 1, 2025.

U.S. FEDERAL INCOME TAX SUMMARY

The following summary of the material U.S. federal income and estate tax considerations of the acquisition, ownership, and disposition of the notes supplements, and to the extent inconsistent supersedes, the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus and is not exhaustive of all possible tax considerations. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated under the Code by the U.S. Treasury Department (“Treasury”) (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the IRS, and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This summary does not include any description of the tax laws of any state or local governments, or of any foreign government, that may be applicable to a particular holder.

Although the notes are issued by us, they will be treated as if they were issued by BAC for U.S. federal income tax purposes.  Accordingly throughout this tax discussion, references to “we,” “our” or “us” are generally to BAC unless the context requires otherwise.

This summary is directed solely to U.S. Holders and Non-U.S. Holders (each, as defined in the accompanying prospectus) that, except as otherwise specifically noted, will purchase the notes upon original issuance and will hold the notes as capital assets within the meaning of Section 1221 of the Code, which generally means property held for investment, and that are not excluded from the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

General

Although there is no statutory, judicial, or administrative authority directly addressing the characterization of the notes, we intend to treat the notes for all tax purposes as single financial contracts with respect to the Underlier and under the terms of the notes, we and every investor in the notes agree, in the absence of an administrative determination or judicial ruling to the contrary, to treat the notes in accordance with such characterization.  In the opinion of our counsel, Sidley Austin LLP, it is reasonable to treat the notes as single financial contracts with respect to the Underlier. This discussion assumes that the notes constitute single financial contracts with respect to the Underlier for U.S. federal income tax purposes.  If the notes did not constitute single financial contracts, the tax consequences described below would be materially different.

This characterization of the notes is not binding on the IRS or the courts.  No statutory, judicial, or administrative authority directly addresses the characterization of the notes or any similar instruments for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to their proper characterization and treatment.  Due to the absence of authorities on point, significant aspects of the U.S. federal income tax consequences of an investment in the notes are not certain, and no assurance can be given that the IRS or any court will agree with the characterization and tax treatment described in this pricing supplement.  Accordingly, you are urged to consult your tax advisor regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative characterizations.

Unless otherwise stated, the following discussion is based on the characterization described above.  The discussion in this section assumes that there is a significant possibility of a significant loss of principal on an investment in the notes.

We will not attempt to ascertain whether the issuer of the Underlier would be treated as a “passive foreign investment company” (“PFIC”), within the meaning of Section 1297 of the Code, or a United States real property holding corporation, within the meaning of Section 897(c) of the Code.  If the issuer of the Underlier were so treated, certain adverse U.S. federal income tax consequences could possibly apply to a holder of the notes. You should refer to information filed with the SEC by the issuer of the Underlier and consult your tax advisor regarding the possible consequences to you, if any, if the issuer of the Underlier is or becomes a PFIC or is or becomes a United States real property holding corporation.

U.S. Holders

Upon receipt of a cash payment at maturity or upon a sale or exchange of the notes prior to maturity, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized and the U.S. Holder’s tax basis in the notes.  A U.S. Holder’s tax basis in the notes will equal the amount paid by that holder to acquire them. Subject to the discussion below concerning the possible application of the “constructive ownership” rules of Section 1260 of the Code, this capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder held the notes for more than one year. The deductibility of capital losses is subject to limitations.

Possible Application of Section 1260 of the Code. Since the Underlier is the type of financial asset described under Section 1260 of the Code (including, among others, any equity interest in pass-through entities such as exchange traded funds, regulated investment companies, real estate investment trusts, partnerships, and passive foreign investment companies, each a “Section 1260 Financial Asset”), while the matter is not entirely clear, there may exist a risk that an investment in the Notes will be treated , in whole or in part, as a “constructive ownership transaction” to which Section 1260 of the Code applies. If Section 1260 of the Code applies, all or a portion of any long-term capital gain recognized by a U.S. Holder in respect of the Notes will be recharacterized as ordinary income (the “Excess Gain”). In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the U.S. Holder in taxable years prior to the taxable year of the sale, exchange, redemption, or settlement (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, exchange, redemption, or settlement).

If an investment in the Notes is treated as a constructive ownership transaction, it is not clear to what extent any long-term capital gain of a U.S. Holder in respect of the Notes will be recharacterized as ordinary income. It is possible, for example, that the amount of the Excess Gain (if any) that would be recharacterized as ordinary income in respect of the Notes will equal the excess of (i) any long-term capital gain recognized by the U.S. Holder in respect of the Notes and attributable to Section 1260 Financial Assets, over (ii) the “net underlying long-term capital gain” (as defined in Section 1260 of the Code) such U.S. Holder would have had if such U.S. Holder had acquired an amount of the corresponding Section 1260 Financial Assets at fair market value on the original issue date for an amount equal to the portion of the issue price of the Notes attributable to the corresponding Section 1260 Financial Assets and sold such amount of Section 1260 Financial Assets at maturity or upon sale, exchange or redemption of the Notes at fair market value. Unless otherwise established by clear and convincing evidence, the net underlying long-term capital gain is treated as zero and therefore it is possible that all long-term capital gain recognized by a U.S. Holder in respect of the Notes will be recharacterized as ordinary income if Section 1260 of the Code applies to an investment in the Notes. U.S. Holders should consult their tax advisors regarding the potential application of Section 1260 of the Code to an investment in the Notes.

As described below, the IRS, as indicated in Notice 2008-2 (the “Notice”), is considering whether Section 1260 of the Code generally applies or should apply to the Notes, including in situations where the Underlier is not the type of financial asset described under Section 1260 of the Code.

Alternative Tax Treatments. Due to the absence of authorities that directly address the proper tax treatment of the notes, prospective investors are urged to consult their tax advisors regarding all possible alternative tax treatments of an investment in the notes.  In particular, the IRS could seek to subject the notes to the Treasury regulations governing contingent payment debt instruments.  If the IRS were successful in that regard, the timing and character of income on the notes would be affected significantly. Among other things, a U.S. Holder would be required to accrue original issue discount every year at a “comparable yield” determined at the time of issuance.  In addition, any gain realized by a U.S. Holder at maturity or upon a sale or exchange of the notes generally would be treated as ordinary income, and any loss realized at maturity or upon a sale or exchange of the notes generally would be treated as ordinary loss to the extent of the U.S. Holder’s prior accruals of original issue discount, and as capital loss thereafter.

The Notice sought comments from the public on the taxation of financial instruments currently taxed as “prepaid forward contracts.” This Notice addresses instruments such as the notes.  According to the Notice, the IRS and Treasury are considering whether a holder of an instrument such as the notes should be required to accrue ordinary income on a current basis, regardless of whether any payments are made prior to maturity.  It is not possible to determine what guidance the IRS and Treasury will ultimately issue, if any.  Any such future guidance may affect the amount, timing and character of income, gain, or loss in respect of the notes, possibly with retroactive effect.

The IRS and Treasury are also considering additional issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, whether Section 1260 of the Code, concerning certain

“constructive ownership transactions,” generally applies or should generally apply to such instruments, and whether any of these determinations depend on the nature of the underlying asset.

In addition, proposed Treasury regulations require the accrual of income on a current basis for contingent payments made under certain notional principal contracts. The preamble to the regulations states that the “wait and see” method of accounting does not properly reflect the economic accrual of income on those contracts, and requires current accrual of income for some contracts already in existence. While the proposed regulations do not apply to prepaid forward contracts, the preamble to the proposed regulations expresses the view that similar timing issues exist in the case of prepaid forward contracts. If the IRS or Treasury publishes future guidance requiring current economic accrual for contingent payments on prepaid forward contracts, it is possible that you could be required to accrue income over the term of the notes.

Because of the absence of authority regarding the appropriate tax characterization of the notes, it is also possible that the IRS could seek to characterize the notes in a manner that results in tax consequences that are different from those described above. For example, the IRS could possibly assert that any gain or loss that a holder may recognize at maturity or upon the sale or exchange of the notes should be treated as ordinary gain or loss.

Non-U.S. Holders

Except as discussed below, a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax for amounts paid in respect of the notes provided that the Non-U.S. Holder complies with applicable certification requirements and that the payment is not effectively connected with the conduct by the Non-U.S. Holder of a U.S. trade or business.  Notwithstanding the foregoing, gain from the sale or exchange of the notes or their settlement at maturity may be subject to U.S. federal income tax if that Non-U.S. Holder is a non-resident alien individual and is present in the U.S. for 183 days or more during the taxable year of the sale, exchange, or settlement and certain other conditions are satisfied.

If a Non-U.S. Holder of the notes is engaged in the conduct of a trade or business within the U.S. and if gain realized on the settlement at maturity, or upon sale or exchange of the notes, is effectively connected with the conduct of such trade or business (and, if certain tax treaties apply, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the U.S.), the Non-U.S. Holder, although exempt from U.S. federal withholding tax, generally will be subject to U.S. federal income tax on such gain on a net income basis in the same manner as if it were a U.S. Holder.  Such Non-U.S. Holders should read the material under the heading “—U.S. Holders,” for a description of the U.S. federal income tax consequences of acquiring, owning, and disposing of the notes.  In addition, if such Non-U.S. Holder is a foreign corporation, it may also be subject to a branch profits tax equal to 30% (or such lower rate provided by any applicable tax treaty) of a portion of its earnings and profits for the taxable year that are effectively connected with its conduct of a trade or business in the U.S., subject to certain adjustments.

A “dividend equivalent” payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a Non-U.S. Holder.  Under Treasury regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes, if a payment with respect to such interest could give rise to a U.S. source dividend. However, IRS guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2027. Based on our determination that the notes are not delta-one instruments, Non-U.S. Holders should not be subject to withholding on dividend equivalent payments, if any, under the notes. However, it is possible that the notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Underlier or the notes, and following such occurrence the notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. Holders that enter, or have entered, into other transactions in respect of the Underlier or the notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

As discussed above, alternative characterizations of the notes for U.S. federal income tax purposes are possible.  Should an alternative characterization, by reason of change or clarification of the law, by regulation or otherwise, cause payments as to the notes to become subject to withholding tax, tax will be withheld at the applicable statutory rate.  As discussed above, the IRS has indicated in the Notice that it is considering whether income in respect of instruments such as the notes should be subject to withholding tax.  Prospective Non-U.S. Holders should consult their own tax advisors regarding the tax consequences of such alternative characterizations.

U.S. Federal Estate Tax. Under current law, while the matter is not entirely clear, individual Non-U.S. Holders, and entities whose property is potentially includible in those individuals’ gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, a note is likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in a note.

Backup Withholding and Information Reporting

Please see the discussion under “U.S. Federal Income Tax Considerations — General — Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on the notes.

TABLE OF CONTENTS

Pricing Supplement

Page

Summary Information	PS-3
Hypothetical Examples	PS-9
Risk Factors	PS-12
The Underlier	PS-19
Supplemental Plan of Distribution-Conflicts of Interest	PS-23
Structuring the Notes	PS-25
Validity of the Notes	PS-25
U.S. Federal Income Tax Summary	PS-26

Product Supplement EQUITY-1 dated December 8, 2025

Summary	PS-1
Risk Factors	PS-3
Supplemental Use of Proceeds	PS-15
Description of the Notes	PS-16
Supplemental Plan of Distribution; Conflicts of Interest	PS-28

Prospectus Supplement dated December 8, 2025

About this Prospectus Supplement	S-1
Risk Factor Summary	S-5
Risk Factors	S-7
Description of the BofA Finance Notes	S-24
Supplemental Plan of Distribution (Conflicts of Interest)	S-67
Legal Matters	S-91

Prospectus dated December 8, 2025

About this Prospectus	1
Prospectus Summary	3
Risk Factors	7
Bank of America Corporation	15
BofA Finance LLC	15
Use of Proceeds	15
Description of Debt Securities of Bank of America Corporation	16
Description of Debt Securities of BofA Finance LLC	37
Description of Warrants of BofA Finance LLC	59
Registration and Settlement	67
U.S. Federal Income Tax Considerations	75
Plan of Distribution (Conflicts of Interest)	94
ERISA Considerations	98
Where You Can Find More Information	100
Forward-Looking Statements	102
Legal Matters	103
Experts	103

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement, the accompanying product supplement, the accompanying prospectus supplement or the accompanying prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. These documents are an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in each such document is current only as of its respective date.

$11,735,000

BofA Finance LLC

Leveraged iShares® MSCI Emerging Markets ex China ETF-Linked Notes due March 9, 2027

Fully and Unconditionally Guaranteed by
Bank of America Corporation

BofA Securities